Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Trine Acquisition Corp. on Form S-1, pursuant to Rule 462(b) under the Securities Act of 1933, as Amended, of our report dated February 25, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Trine Acquisition Corp. as of December 31, 2018 and for the period from September 26, 2018 (inception) through December 31, 2018 appearing in the Registration Statement on Form S-1, as filed (File No. 333-229853) of Trine Acquisition Corp.

/s/ Marcum llp

Marcum llp

New York, NY

March 14, 2019